Exhibit 99.1
                Press Release dated December 14, 1998




























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For Immediate Release

  SPECTRUM
  INFORMATION TECHNOLOGIES, INC.

  CONTACT:  For Media Only:             Investors:
            Michael Freitag             Spectrum Information Technologies, Inc.
            Kekst & Company             Investor Relations
            (212) 593-2655              Tel:  (914) 251-1800 ext. 182

                        Spectrum Information Technologies
                                 Raises Capital;
                      Names New CEO and Board of Directors

     PURCHASE, NY December 14, 1998. Spectrum Information Technologies, Inc. (OTC BB: SITI) reported today that Powers & Co., a private investment organization, has invested $600,000 in the company. In exchange, Spectrum issued to Powers & Co. 3,000,000 shares of common stock and an option pursuant to which Powers & Co. may purchase an additional 1,800,000 shares for an additional
$270,000, or $0.15 per share. Spectrum's stock closed at $0.125 per share on Friday.

     In connection with the investment, Spectrum elected Lawrence M. Powers Chief Executive Officer and Chairman of Spectrum's Board of Directors. Mr. Powers is the principal of Powers & Co. and was Chairman and Chief Executive Officer of Spartech Corporation (NYSE: SEH) from 1984 - 1992. At Spartech, Mr. Powers raised significant capital and led a consolidation in the plastics processing industry, building revenues from $25 million to $200 million during his tenure. In connection with the appointment of Mr. Powers, the company's existing directors resigned from the Board in favor of a new slate of directors consisting of Reese Schonfeld and Jon M. Gerber. Spectrum's existing officers also resigned.

     Mr. Powers indicated that he intends to implement a strategy related to Internet marketing and the Board expects to appoint new officers and additional Board members. Mr. Powers also stated that the new management is currently considering several alternatives. Spectrum's FastLane Web acceleration service will continue to be available for a limited time, while the new management assesses it.

     Spectrum's departing Board issued the following statement, "We are pleased that Powers & Co. has invested in Spectrum, and appointed distinguished board members. We wish Larry and his new team success going forward."

     Mr. Powers is a private investor, educated at Washington University, Yale Law School and various senior management programs at Harvard Business School. As a New York securities lawyer, he handled many public offerings and acquisitions.

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Spectrum Information Technologies, Inc.
Page 2


     Reese Schonfeld, a new director and investor, has been in the broadcast and cable news business for over thirty years. He helped found CNN (the Cable News Network) and was its first Chief Executive. He developed several other news channels and programs and, in 1992, helped develop the TV Food Network. Mr. Schonfeld served as president of this network. He was educated at Dartmouth College, and at Columbia University where he received an M.A. degree and graduated from its law school.

     Jon M. Gerber is a management consultant, with an engineering background in high-tech components and computer systems. From 1987 through 1994, he was an on-site management consultant with many large companies where he focused on improving operations. He has a B.A. in chemistry from Missouri University and received his M.B.A. in finance from the University of Wisconsin. He presently conducts his own investment broker/management business in New York.

     The new Board is also planning to appoint Robert Ingenito a director, who will become an additional investor. Mr. Ingenito has for over 25 years been a key figure in developing the list industry and direct marketing business, using databases and programs for Intranet and Internet applications. He founded several companies in these fields, and now owns and manages Access Communications Systems, a specialized transactional mail company, and Access Direct Mail Systems, a high volume direct-mail company.

     Earlier this year, Spectrum launched FastLane, an on-line Web acceleration service, and, as previously announced, has been attempting to raise capital to market the service. In Spectrum's recently filed quarterly report on Form 10-Q for the period ended September 30, 1998, Spectrum stated that it intended to seek protection under Chapter 11 of the U.S. Bankruptcy code if it did not locate capital.

     This  press  release  contains   statements  that  are   "forward-looking,"
including those concerning the Company's new management and intended business direction. There can be no assurance that Spectrum's new management team can successfully implement an Internet marketing strategy. There are many risks associated with this strategy, including the Company's ability to attract and retain skilled managerial and technical staff, its low capitalization and its ability to raise additional capital if necessary.


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